UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2020

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO SANTANDER (BRASIL) S.A.

Public Company with Authorized Capital

Corporate Taxpayer ID (CNPJ/MF) No. 90.400.888/0001-42

Company Registration (NIRE) No. 35.300.332.067

Minutes of the Board of Directors Meeting held on April 28, 2020

DATE, TIME AND PLACE: On April 28, 2020, at 10 a.m., by audioconference, the Board of Directors of Banco Santander (Brasil) S.A. (“Company” or “Santander”) has met, with the attendance of the majority of its members.

CALL NOTICE AND ATTENDANCE: Held in accordance with article 16, §1 of the Company's Bylaws.

MEETING BOARD: Álvaro Antônio Cardoso de Souza, Chairman. Daniel Pareto, Secretary.

AGENDA: To resolve on (i) the appointment of Mr. Pedro Augusto de Melo as a member and Coordinator of the Risks and Compliance Committee of the Company; and (ii) the confirmation of the composition of the Company's Risk and Compliance Committee.

RESOLUTIONS: Made the necessary clarifications, the members of the Board of Directors approved:

(i) to appoint, pursuant to article 14, paragraph 6, of the Company's Bylaws and the favorable recommendation of the Nomination and Governance Committee, for a term of office until the investiture of the elected members at the first Meeting of the Board of Directors to be held after the Ordinary General Meeting of 2021, Mr. Pedro Augusto de Melo, Brazilian, married, accountant, holder of identity card RG nº 8.343.735-6 SSP/SP, registered with CPF/MF under nº 011.512.108-03, with business address at Avenida Presidente Juscelino Kubitschek nº 2041 and 2235 - Bloco A - Vila Olímpia, São Paulo/SP, as member and Coordinator of the Risks and Compliance Committee of the Company. It remains to be noted that Mr. Pedro Augusto de Melo meets the independence requirements established in art. 45 §§ 5 and 6, of CMN Resolution nº. 4,557, of February 23, 2017.

(ii) to confirm the composition of the Company's Risks and Compliance Committee, all for a term of office entering in force until the investiture of the elected persons at the first meeting of the Board of Directors being held after the 2021 Ordinary Shareholders Meeting: Mr. Pedro Augusto de Melo, Brazilian citizen, married, accountant, bearer of the identity card RG nº 8.343.735-6, registered with the Individual Taxpayers’ Roll (“CPF/MF”) nº 011.512.108-03, as member and Coordinator, Mr. Álvaro Antonio Cardoso de Souza, Portuguese citizen, married, economist, bearer of identity card RNE nº W401505-E, registered with the Individual Taxpayers’ Roll (“CPF/MF”) nº 249.630.118-91; Mr. José de Paiva Ferreira, Portuguese, married, business administrator, bearer of Foreigners Identity Card RNE No. W274948-B, enrolled with CPF/MF under No. 007.805.468-06; and Mr. René Luiz Grande, Brazilian citizen, married, economist, bearer of the identity card RG nº 6.309.316-9 SSP/SP, registered with the Individual Taxpayers’ Roll (“CPF/MF”) nº 583.893.348-87; all with offices at Avenida Presidente Juscelino Kubitschek, nº 2041 and 2235 – Bloco A – Vila Olímpia, São Paulo/SP. Mr. Álvaro Antônio Cardoso de Souza and Mr. René Luiz Grande fulfill the independence requirements pursuant to the article 45 §5º and Mrs. Pedro Augusto de Melo, acting as Coordinator of the Committee, fulfill the independence requirements pursuant to the article 45 §§ 5º and 6, all of CMN Resolution nº 4.557 of February 23, 2017.

ADJOURNMENT: There being no further matters to be resolved, the Meeting was finalized, and these minutes have been prepared, which were read, approved, and signed by all the attendees. Board: Álvaro Antônio Cardoso de Souza, Chairman. Daniel Pareto, Secretary. Signatures: Mr. Álvaro Antônio Cardoso de Souza – Chairman; Mr. Sergio Agapito Lires Rial – Vice Chairman; Deborah Stern Vieitas, Deborah Patricia Wright, José Antonio Alvarez Alvarez, José de Paiva Ferreira, José Maria Nus Badía e Marília Artimonte Rocca – Directors.

I certify that this is a true transcript of the minutes recorded in the Minutes of the Board of Directors Meetings Book of the Company.

Daniel Pareto

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: April 28, 2020

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer